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04035232

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Mitsui Financial Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4395 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/6/04

File No. 82-4395
Exhibit A1(a)
(English Translation)

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Fiscal Year ended March 31, 2004

ARIS
3-31-04

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Date of Approval by the Board of Directors: May 24, 2004

1. Financial Results (for the fiscal year ended March 31, 2004)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Ordinary Income		Ordinary Profit (Loss)		Net Income (Loss)	
Fiscal year	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2004	3,552,510	1.3	342,844	–	330,414	–
ended March 31, 2003	3,506,386	–	(515,749)	–	(465,359)	–

	Net Income (Loss) per Share	Net Income(Loss) Per Share (Diluted)	Return on Common Stockholders' Equity	Ordinary Profit (Loss) on Total Assets	Ordinary Profit (Loss) on Ordinary Income
Fiscal year	¥	¥	%	%	%
ended March 31, 2004	52,314.76	35,865.20	31.7	0.3	9.7
ended March 31, 2003	(84,324.99)	–	(43.0)	(0.5)	(14.7)

Notes: 1. Equity in earnings of affiliates
(a) for the fiscal year ended March 31, 2004: 15,700 million yen (b) for the fiscal year ended March 31, 2003: 5,718 million yen
2. Average number of common stocks outstanding (consolidated)
(b) for the fiscal year ended March 31, 2004: 5,760,808 shares (b) for the fiscal year ended March 31, 2003: 5,707,451 shares
3. There is a change in accounting methods. (Please refer to Notes to Consolidated Balance Sheet, 13)
4. Percentages shown in Ordinary Income, Ordinary Profit (Loss) and Net Income (Loss) are the increase (decrease) from the previous fiscal year.

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio (BIS Guidelines)
	¥ million	¥ million	%	¥	%
March 31, 2004	102,215,172	3,070,942	3.0	215,454.84	(Preliminary) 11.37
March 31, 2003	104,607,449	2,424,074	2.3	106,577.05	10.10

Note: Number of common stocks outstanding (consolidated)
(a) as of March 31, 2004: 5,781,284 shares (b) as of March 31, 2003: 5,740,942 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year	¥ million	¥ million	¥ million	¥ million
ended March 31, 2004	3,522,118	(3,028,346)	137,134	3,529,479
ended March 31, 2003	5,443,200	(4,623,917)	(43,919)	2,900,991

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 165
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 4
(c) Number of affiliated companies accounted for by the equity method : 44

(5) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2003)
Consolidation: Newly consolidated 13, Excluded 18 Equity method: Newly applied 3, Excluded 2

2. Earnings Forecast (Fiscal Year ending March 31, 2005)

(Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
For the six months ending September 30, 2004	1,700,000	270,000	150,000
For the fiscal year ending March 31, 2005	3,400,000	650,000	330,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2005 is 52,057.74 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the fiscal year (consolidated)

	For the Fiscal Year ended March 31, 2004	For the Fiscal year ended March 31, 2003
Common stock	5,760,808	5,707,451
Preferred stock (type 1) [Preferred stock (first series type 1)]	67,000	67,000
Preferred stock (type 2) [Preferred stock (second series type 1)]	100,000	100,000
Preferred stock (type 3) [Preferred stock (type 5)]	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	7,138
Preferred stock (13th series type 4)	114,999	6,301

(Notes) 1. As for the average number of shares outstanding for the fiscal year ended March 31, 2003, former SMBC's stock before establishment of SMFG is included.
2. Names of former SMBC's preferred stocks are shown in square brackets.

Number of shares outstanding at fiscal year-end (consolidated)

	As of March 31, 2004	As of March 31, 2003
Common stock	5,781,284	5,740,942
Preferred stock (type 1) [Preferred stock (first series type 1)]	67,000	67,000
Preferred stock (type 2) [Preferred stock (second series type 1)]	100,000	100,000
Preferred stock (type 3) [Preferred stock (type 5)]	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100
Preferred stock (13th series type 4)	114,999	115,000

(Note) Names of former SMBC's preferred stocks are shown in square brackets.

Calculation for Indices

- Return on Common Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding at year-end (excluding treasury stock)}}$$

I. Overview of SMFG Group

SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital.
SMFG has 165 consolidated subsidiaries and 48 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking Business

Principal subsidiaries

- Domestic
  - * Sumitomo Mitsui Banking Corporation
  - * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
  - * Kansai Urban Banking Corporation (Listed on the First Section of Osaka Securities Exchange)
  - * The Japan Net Bank, Limited (Internet banking)
  - * SMBC Guarantee Co., Ltd. (Credit guarantee)
- Overseas
  - * Sumitomo Mitsui Banking Corporation Europe Limited
  - * Manufacturers Bank
  - * Sumitomo Mitsui Banking Corporation of Canada
  - * Banco Sumitomo Mitsui Brasileiro S.A.
  - * PT Bank Sumitomo Mitsui Indonesia

Leasing

Principal subsidiaries

- Domestic
  - * SMBC Leasing Company, Limited
  - * SMBC Auto Leasing Company, Limited
- Overseas
  - * SMBC Leasing and Finance, Inc.

Other

Principal subsidiaries and affiliated companies

- Domestic
  - * Sumitomo Mitsui Card Company, Limited (Credit card services)
  - * SAKURA CARD CO., Ltd. (Credit card services)
  - * At-Loan Co., Ltd. (Consumer loans)
  - * SMBC Capital Co., Ltd. (Venture capital)
  - * SMBC Consulting Co., Ltd. (Management consulting)
  - * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
  - * Financial Link Company, Limited (Data processing service and consulting)
  - * SMBC Friend Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange)
  - * The Japan Research Institute, Limited (System engineering, data processing, management consulting and economic research)
  - * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
  - * Sakura Information Systems Co., Ltd. (System engineering and data processing)
  - * SMFG Corporate Recovery Servicer Co., LTD. (Servicer)
  - ** Daiwa Securities SMBC Co. Ltd. (Wholesale securities)
  - ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
  - ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
  - ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)
  - ** QUOQ Inc. (Shopping credit and credit card business)
- Overseas
  - * SMBC Capital Markets, Inc. (Derivatives and investments)
  - * SMBC Capital Markets Limited (Derivatives)
  - * SMBC Securities, Inc. (Securities)
  - * Sumitomo Mitsui Finance Australia Limited (Investments)

(Note) (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

II. Principles and Management

1. Management Policy

SMFG's Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG's management policy is to strengthen the Group's earnings power and to fortify its financial base, to raise its net worth.

2. Dividend Policy

SMFG subscribes to a fundamental policy of distributing appropriate dividends while enhancing its Group's capital to maintain sound financial position.

3. Management Index to be Achieved

SMFG, while maintaining its BIS capital ratio of over 10%, will build up its Retained earnings for early repayment of public funds by enhancing its profitability.

4. Mid- to Long-term Management Strategy

SMFG will further reinforce the financial base by improving asset quality, and steadily increase Net profit and build up Retained earnings by strengthening earnings power.

First, to improve asset quality, SMBC designated fiscal years 2003 and 2004 as the period for intensive reduction of non-performing loans ("NPLs"). It accelerated the pace of reducing NPLs (*) in order to halve the NPL ratio by the end of fiscal year 2004, and reduced NPLs by more than JPY 2.4 trillion last fiscal year. The balance of NPLs as of March 31, 2004 turned approximately JPY 2.8 trillion, which fell below the original target, JPY 3.9 trillion, for more than JPY 1 trillion.

Second, SMBC has been steadily reducing cross-shareholdings, aiming for around 50% of Tier 1 capital, to decrease its exposure to stock price fluctuations. It sold its cross-shareholdings by approximately JPY 930 billion last fiscal year.

Moreover, SMFG outlined its initiatives for strengthening its earnings power based on the following policies:

- Expand business volume by utilizing the unified Groupwide capabilities to provide higher value-added services that match customers' needs
- Increase capital efficiency by improving the risk-return profile, and focused allocation of business resources to high-profit businesses
- Strengthen cost efficiency by reinforcing low-cost operation

Under these policies, SMBC achieved over JPY 1 trillion in Banking profit for three consecutive years since the merger in April 2001.

(*) Problem assets based on the Financial Reconstruction Law

5. Issues to be Addressed

SMFG will make effort to improve asset quality and to strengthen its earnings power continuously.

First, SMBC designated fiscal year 2004 as the final year for intensive improvement of asset quality and it will further reduce NPLs and cross-shareholdings. To ensure halving the NPL ratio by the end of this fiscal year, it will reduce NPL by aggressive off-balancing, corporate revitalization, and preventing deterioration of borrowers' financial conditions. Though SMBC has already cut shareholdings to the level required in the restriction on bank shareholdings that will become effective on Sep. 30, 2006, it will continue to reduce them further this fiscal year.

Second, SMFG has Group companies that have intrinsic business strength such as SMBC, Sumitomo Mitsui Card, SMBC Leasing, Japan Research Institute, Daiwa Securities SMBC, Daiwa SB Investments. Business lines of SMFG's Group companies will be continuously strengthened, and collaboration among Group companies will be promoted further to boost Groupwide earnings. Specifically, SMBC will grow businesses in which it already has competitive advantage, such as unsecured loans to small and medium-sized enterprises, like Business Select Loan and N Fund in the middle market banking business, and financial consultation services, like marketing investment trusts, pension-type insurance products, and home mortgages in the consumer banking business, by expanding small and specialized distribution channels, SMBC Consulting Plaza and so on. Additionally, SMBC will enhance businesses such as loan syndication, investment banking business collaborating with Daiwa Securities SMBC, consumer finance collaborating with Group companies like Sumitomo Mitsui Card, and so on to strengthen earnings power.

SMFG seeks to gain the markets' higher evaluation by realizing significant results from these activities.

6. Corporate Governance Policy and Structure

Maintaining effective corporate governance is one of the most important issues of SMFG and the Group companies. Therefore, SMFG is committed to maintaining sound management, creating sustainable shareholder value and contributing to healthy development of society by observing the below "Management Philosophy" and "Business Ethics".

<<Management Philosophy>>

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

<<Business Ethics>>

- Satisfactory Customer Services

We intend to be a financial services complex that has the trust and support of our customers. For this purpose, we will always provide services that meet the true needs of our customers in order to obtain their satisfaction and confidence in the Group.

- Sound Management

We intend to be a financial services complex which maintains fair, transparent, and sound management based on the principle of self-responsibility. For this purpose, along with obtaining the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these procedures, we will maintain continuous growth on a sound financial basis.

- Contribution to Social Development

We intend to be a financial services complex which contributes to the healthy development of society. For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. With such recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.

- Free and Active Business Environment

We intend to be a financial services complex for which all officers and other employees work proudly and with great spirit. For this purpose, we respect people, and train and produce employees with professional knowledge and ability, thereby creating a free and active business environment.

- Compliance

We intend to be a financial services complex that always keeps in mind the importance of compliance. For this purpose, we constantly reflect our awareness of these Business Ethics in our business activities. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

Corporate Committees and Internal Control System

<<Directors>>

SMFG employs the corporate auditor system consisting of eight directors and five auditors, and two of the directors and three of the auditors are from outside SMFG and its Group companies. To ensure that our business is conducted according to law, the outside directors are a certified public accountant and a lawyer.

<<Board of Directors>>

The Board of Directors basically meets once a month. The Chairman of the Board, not the President who oversee the overall operation of SMFG, chairs the Board meeting. Moreover, there are three committees to supplement the Board's oversight functions: the Risk Management Committee, Compensation Committee, and the Nominating Committee. The outside directors are members of all the committees (one is the Chairman of the Compensation Committee). This system allows supervision of our operations to be conducted from a suitably objective perspective.

- Risk Management Committee

  Deliberates on Groupwide risk management and compliance issues

  1. Issues related to the basic policies and the system of risk management
  2. Other issues with a potential material impact on operations
- Compensation Committee

  Deliberates on remuneration of Board members and executive officers of SMFG and SMBC

  1. Issues related to remuneration, salaries, and incentive program
  2. Other remuneration issues
- Nominating Committee

  Deliberates on appointment of directors of SMFG and SMBC

  1. Issues related to the selection of candidates for Board directorships
  2. Issues related to the appointment of managing directors having specified management responsibilities, and issues related to the appointment of representative directors
  3. Other major personnel issues related to directors

<< Auditors' Activities>>

The auditors ensure the proper business conduct of SMFG and the subsidiaries by attending the Board of Directors' meetings and other important meetings at which the directors and others present business reports, by examining documents on important decisions, and by obtaining reports from the internal audit departments, subsidiaries and outside auditors.

<<Business Execution>>

SMFG has a Management Committee, consisting of directors and chaired by the president of SMFG, to act as the top decision-making body on business administration and management supervision of the entire Group. The committee, in accordance with the basic policies set by the Board, considers important matters relating to the execution of business, and the president has the authority to make the final decision after considering the committee's recommendations. In addition, SMFG also has a Group Strategy Committee to serve as a forum for the management staff of all Group companies to exchange opinions and information on their respective business plans. Moreover, the directors in charge of Group companies are appointed as part-time directors of their respective group companies to supervise the proper conduct of business.

<<Internal Audit System>>

The Audit Department of SMFG is responsible for objectively conducting internal audits for the Group in a process separate from the oversight exercised by the Board of Directors on the shareholders' behalf. The Audit Department conducts internal audits to assess the soundness of business operations and assets, as well as to verify that the Group's internal control system, including compliance and risk management, is appropriate and effective. The Audit Department is also responsible for supervising internal audits at each group company. It reviews the internal audit system of each company by monitoring the company's internal audits on a regular basis. The results of the audits are periodically reported to the Board of Directors and the Management Committee. Based on these findings, the Audit Department administers guidance and makes proposals to the audited departments and offices, as well as to the respective auditing departments of Group companies.

<<Compliance>>

SMFG have implemented the following compliance system to ensure sound and appropriate business management by SMFG and our Group companies.

- The Board of Directors and Management Committee

The Board of Directors and Management Committee make important decisions concerning compliance policy, review the progress of those measures taken in connection with ensuring compliance, and give instructions concerning these matters as appropriate.

- The Compliance Committee

SMFG set up the Compliance Committee to reinforce the Groupwide compliance system. The committee comprises the designated Board member responsible for compliance issues, the heads of departments involved with compliance matters, and advisors from outside the Group.



Shareholders' Meeting
Independent Auditor
Legal Advisors from Outside the Group
SMFG
(Eight) Board of Directors
Risk Management Committee
Nominating Committee
Compensation Committee
(Two) Outside Directors
Management /Supervision
(Five) Corporate Auditors/Board of Corporate Auditors
(Three) Outside Corporate Auditors
Office of Corporate Auditors
Management Committee
Compliance Committee
Join
Group Strategy Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
IT Planning Dept.
Human Resources Dept.
General Affairs Dept.
Corporate Risk Management Dept.
Audit Dept.
Business Administration
Oversight/internal audits

<<Principle Risk Factors>>

Principal risk factors that could materially affect SMFG's operating results and financial position are as follows. SMFG takes necessary measures to prevent such events from occurring, and responds quickly and appropriately when such events do occur.

- Risk related to increase in problem loans and credit costs
- Risk related to equity portfolio
- Risk related to trading business and holding bonds
- Risk related to foreign currency exchange rate
- Risk related to decline in BIS capital ratio
- Risk related to downgrade in SMFG group's debt ratings

- Risk related to failure of SMFG's strategy
- Risk related to regulatory amendment of laws, rules and accounting rules etc.

(Note) SMFG recognizes the risk factors shown above on the day of announcement of financial results.

III. Operating Results and Financial Position

1. Overview of Consolidated Operating Results and Financial Position as of and for the Fiscal Year Ended March 31, 2004

(1) Operating Results

SMFG continued to enhance profitability through business restructuring and reduce expenses by pursuing operational efficiency in the fiscal year ended March 31, 2004.

Interest income and Interest expenses decreased due to lower interest on loans and deposits, respectively. On the other hand, Trading profits and Fees and commissions increased. Other expenses decreased due mainly to improvements of net gains on stocks. Consequently, Ordinary income increased 1.3% from the previous fiscal year to 3,552.5 billion yen and Ordinary expenses decreased 20.2% to 3,209.6 billion yen.

As a result, Ordinary profit and Net income (after adjusting for extraordinary gains/losses and other factors) amounted to 342.8 billion yen and 330.4 billion yen, respectively.

(2) Assets and Liabilities

Deposits amounted to 65,333.4 billion yen (up 2,402.4 billion yen from the previous fiscal year-end) and Negotiable certificates of deposit amounted to 3,519.4 billion yen (down 1,333.5 billion yen).

Loans and bills discounted amounted to 55,382.8 billion yen (down 5,700.1 billion yen).

Total assets amounted to 102,215.1 billion yen (down 2,392.2 billion yen).

(3) Stockholders' Equity

Stockholders' equity increased by 646.8 billion yen from the previous fiscal year-end to 3,070.9 billion yen due mainly to recording of net income for this fiscal year and the increase in Net unrealized gains on other securities.

(4) Cash Flows

SMFG generated 3,522.1 billion yen of Cash flows from operating activities, used 3,028.3 billion yen of Cash flows from investing activities and generated 137.1 billion yen of Cash flows from financing activities.

Consequently, Cash and cash equivalents amounted to 3,529.4 billion yen.

(5) Segments

The breakdown of Total assets and Ordinary income before the elimination of internal transactions is as follows:

By business

Total assets		
Banking business	93%	(down 0 point from the previous fiscal year)
Leasing business	2%	(up 0 point)
Other business	5%	(down 0 point)
Ordinary income		
Banking business	67%	(down 2 points from the previous fiscal year)
Leasing business	18%	(up 1 point)
Other business	15%	(up 1 point)

By country

Total assets		
Japan	91%	(up 1 point from the previous fiscal year)
The Americas	4%	(down 2 points)
Europe	2%	(up 0 point)
Asia and Oceania	3%	(up 1 point)
Ordinary income		
Japan	90%	(up 6 points from the previous fiscal year)
The Americas	5%	(down 1 point)
Europe	2%	(down 4 points)
Asia and Oceania	3%	(down 1 point)

(6) Capital Ratio (BIS Guideline) (preliminary)

Capital ratio was 11.37% on a consolidated basis.

2. Earnings and Dividends Forecast for the Fiscal Year Ending March 31, 2005

(1) Earnings Forecast

In fiscal 2004, SMFG will continue to reduce the balance of non-performing loans through off balancing of problem assets and also utilizing the joint venture company for corporate recovery and the corporate turnaround fund. In addition, it will accelerate the strengthening of financial base through further reduction in stockholdings. SMFG also remains firmly committed to enhancing profitability and achieving greater operational efficiency.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 3,400 billion yen, 650 billion yen, and 330 billion yen, respectively. On a non-consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 260 billion yen, 255 billion yen, and 255 billion yen, respectively.

(2) Dividends Forecast

SMFG will not pay interim dividends on common stock and preferred stock for the fiscal year ending March 31, 2005. SMFG will pay year-end dividends according to the level of retained earnings, as follows:

Common stock	4,000 yen per share
Preferred stock (type 1)	10,500 yen per share
Preferred stock (type 2)	28,500 yen per share
Preferred stock (type 3)	13,700 yen per share
Preferred stock (1st series to 12th series type 4)	135,000 yen per share
Preferred stock (13th series type 4)	67,500 yen per share

IV. Consolidated Financial Statements

Significant Accounting Policies for Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 165 companies

Principal companies

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this fiscal year, twelve companies including SMFG Corporate Recovery Servicer Co., LTD. were newly consolidated due to establishment.

Former The Kansai Sawayaka Bank, Limited ("Sawayaka") was consolidated due to acquirement of shares in this fiscal year. However, Sawayaka was merged with former The Bank of Kansai, Ltd. and excluded from the scope of consolidation during this fiscal year. (The Bank of Kansai, Ltd. changed its name to Kansai Urban Banking Corporation at the time of the merger).

From this fiscal year, six companies including Sakura Friend Securities Co., Ltd. and four companies including Sakura Global Capital Asia Limited were excluded from the scope of consolidation due to merger and liquidation, respectively.

From this fiscal year, seven companies including SMBCL CEPHEUS CO., LTD. became non-consolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Non-consolidated subsidiaries

Principal company

SBCS Co., Ltd.

One hundred and eleven subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they were excluded from the scope of consolidation.

Total assets, ordinary income, net income and retained earnings of other non-consolidated subsidiaries have no material impact on the consolidated financial statements.

2. Application of the equity method

(1) Non-consolidated subsidiaries accounted for by the equity method 4 companies

Principal company

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 44 companies

Principal companies

Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this fiscal year, three companies including Hokkaido Mother Land Capital, Ltd. were newly applied due to establishment.

From this fiscal year, two companies including DLJ direct SFG Securities Inc. were excluded due to liquidation.

(3) Non-consolidated subsidiaries and affiliates that are not accounted for by the equity method

One hundred and eleven subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they are not treated as affiliated companies accounted for by the equity method.

Net income and retained earnings of other non-consolidated subsidiaries and affiliates that are not accounted for by the equity method have no material impact on the consolidated financial statements.

3. The balance sheet dates of consolidated subsidiaries

(1) The account closing dates of the consolidated subsidiaries are as follows:

September 30	5	Companies
October 31	1	Company
December 31	65	Companies
January 31	2	Companies
March 31	92	Companies

A consolidated domestic subsidiary changed its balance sheet date from December 31 to March 31 from this fiscal year. Therefore, SMFG's consolidated financial statements include the subsidiary's profit or loss for the period from January 1, 2003 to March 31, 2004. However, this change had no material impact on the consolidated financial statements.

(2) As for the companies whose balance sheet dates are September 30 and October 31, the accounts are provisionally closed for the purpose of consolidation as of March 31 and January 31, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods from their respective balance sheet dates to the consolidated closing date.

4. Accounting policies

Please refer to the "Notes to Consolidated Balance Sheet" and "Notes to Consolidated Statement of Income."

5. Valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries including the portion attributable to minority shareholders are valuated for consolidation at fair value when SMFG acquires their control.

6. Amortization of goodwill

Goodwill on Sumitomo Mitsui Card Company, Limited and SMBC Leasing Company, Limited is amortized using the straight-line method over five years and goodwill on other companies is charged or credited to income directly when incurred.

7. Appropriation of retained earnings

"Consolidated Statement of Capital Surplus and Retained Earnings" reflects the appropriation of retained earnings made during the consolidated fiscal year.

8. Scope of "Cash and cash equivalents" on Consolidated Statements of Cash Flows

Please refer to the "Notes to Consolidated Statement of Cash Flows."

CONSOLIDATED BALANCE SHEET

March 31, 2004	(Millions of yen)
Assets:	
Cash and due from banks	5,328,950
Call loans and bills bought	360,509
Receivables under resale agreements	152,070
Receivables under securities borrowing transactions	1,009,328
Commercial paper and other debt purchased	480,847
Trading assets	3,306,780
Money held in trust	3,749
Securities	27,049,901
Loans and bills discounted	55,382,800
Foreign exchanges	743,957
Other assets	3,034,182
Premises and equipment	984,060
Lease assets	991,781
Deferred tax assets	1,706,586
Deferred tax assets for land revaluation	706
Goodwill	21,706
Customers' liabilities for acceptances and guarantees	3,079,738
Reserve for possible loan losses	(1,422,486)
Total assets	**102,215,172**
Liabilities:	
Deposits	65,333,426
Negotiable certificates of deposit	3,519,464
Call money and bills sold	6,292,495
Payables under repurchase agreements	1,098,449
Payables under securities lending transactions	5,946,346
Commercial paper	282,700
Trading liabilities	1,873,245
Borrowed money	2,360,474
Foreign exchanges	572,755
Bonds	4,002,965
Due to trust account	36,032
Other liabilities	3,591,818
Reserve for employee bonuses	22,226
Reserve for employee retirement benefits	40,842
Reserve for expenses related to EXPO 2005 Japan	116
Other reserves	862
Deferred tax liabilities	40,181
Deferred tax liabilities for land revaluation	56,391
Acceptances and guarantees	3,079,738
Total liabilities	**98,150,534**
Minority interests	**993,696**
Stockholders' equity:	
Capital stock	1,247,650
Capital surplus	865,282
Retained earnings	611,189
Land revaluation excess	96,527
Net unrealized gains on other securities	325,013
Foreign currency translation adjustments	(71,764)
Treasury stock	(2,956)
Total stockholders' equity	**3,070,942**
Total liabilities, minority interests and stockholders' equity	**102,215,172**

Notes to Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a contract date basis.
   Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.
   A consolidated subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC") formerly accounted for foreign currency translation differences arising from currency swaps for trading purposes as "Other assets" or "Other liabilities" on the balance sheet on a net basis. From this fiscal year, SMBC accounts for such foreign currency differences as "Trading assets" and "Trading liabilities" on a gross basis, pursuant to the "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25). Consequently, "Other liabilities" decreased by 61,077 million yen, and "Trading assets" and "Trading liabilities" increased by 19,741 million yen and 80,818 million yen, respectively.

3. Held-to-maturity debt securities are debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity, and are carried at amortized cost (straight-line method) using the moving-average method.
   Investments in non-consolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
   Securities other than trading purpose securities, held-to-maturity debt securities and investments in non-consolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market value are carried at the average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the fiscal year's earnings because of application of fair value hedge accounting.

4. Securities included in "Money held in trust" are carried in the same way as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. ("SMFG") and SMBC are depreciated using the straight-line method for premises and the declining-balance method for equipment. The estimated useful lives of major items are as follows:
   Buildings: 7 to 50 years
   Equipment: 2 to 20 years
   Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates which are prevailing at the time of acquisition.
   As for the accounting method of foreign currency transactions, in the previous fiscal year, domestic consolidated banking subsidiaries applied the temporary treatment stipulated in JICPA Industry Audit Committee Report No.25 to currency swaps and foreign exchange swaps for the purpose of lending or borrowing funds in different currencies. From this fiscal year, they apply the hedge accounting pursuant to the basic provisions of JICPA Industry Audit Committee Report No.25.
   Consequently, for this fiscal year, the domestic consolidated banking subsidiaries have valuated such foreign exchange swaps at fair value and included their fair-valued assets and liabilities in the consolidated balance sheet. Previously, profits or losses on the foreign exchange swaps were charged to income by periodical allocation. As a result, "Other assets" and "Other liabilities" each increased by 1,035 million yen. However, this accounting change had no impact on profit or loss.
   Foreign currency translation differences arising from currency swaps and forward foreign exchange transactions were formerly accounted for as "Other assets" or "Other liabilities" on a net basis, but from this fiscal year they are accounted for as "Other assets" or "Other liabilities" on a gross basis pursuant to JICPA Industry Audit Committee Report No.25. Consequently, "Other assets" and "Other liabilities" increased by 450,929 million yen each.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of SMBC and other major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.
For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are likely to become bankrupt in the future, a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
Of the claims on borrowers requiring close monitoring, SMBC applies the Discounted Cash Flows method ("DCF method") to the claims on borrowers, all or some of whose loans are classified as "Past due loans (3 months or more)" or "Restructured loans" and whose total loans exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.
For other claims, a reserve is provided based on the historical loan-loss ratio.
For claims originated in specific countries, an additional reserve is provided for in the amount deemed necessary based on the assessment of political and economic conditions.
Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.
Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.
For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and charged off against the total outstanding amount of the claims. The amount of write-off was 1,236,148 million yen.

10. Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this fiscal year.

11. Reserve for employee retirement benefits is provided, in provision for payment of retirement benefits to employees, in the amount deemed accrued at this fiscal year-end, based on the projected retirement benefit obligation and fair value of plan assets at this fiscal year-end.
Prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.
Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.
Unrecognized net obligation from the initial application of the new accounting standard for employee retirement benefits is amortized primarily using the straight-line method over five years.
SMBC received an approval from Minister of Health, Labor and Welfare for exemption from future retirement benefit obligations with respect to the entrusted portion of employee pension fund, in accordance with the implementation of the "Defined benefit enterprise pension plan law" on January 26, 2004. As a result, SMBC applied the temporary treatment stipulated in Article 47-2 of "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA's Accounting Committee Report No.13), and derecognized retirement benefit liabilities on the entrusted portion and plan assets equivalent to the amount to be returned on the day of approval.
Consequently, SMFG records extraordinary gains of 59,095 million yen for this fiscal year.
The amount of expected return of plan assets (minimum legal reserves) was 184,014 million yen at this fiscal year-end.

12. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

13. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.
In the previous fiscal year, SMBC applied the temporary treatment stipulated in the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to the "macro hedge," which is the management of interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives. From this fiscal year, SMBC applies the basic provisions of JICPA Industry Audit Committee Report No.24 to hedges on groups of large-volume, small-value monetary claims and debts with similar risk characteristics. SMBC assesses the effectiveness of such hedges in offsetting movement of the fair value by the changes in interest rates, by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate

swaps) by their maturity. As to the cash flow hedges, SMBC assesses the effectiveness of such hedges in fixing cash flows by verifying the correlation between the hedged items and the hedging instruments. As to the individual hedges, SMBC also assesses the effectiveness of such hedges.

As a result of changing the designation of hedge relationship pursuant to JICPA Industry Audit Committee Report No.24, SMBC applies fair value hedge accounting to hedging transactions for reducing the exposure to market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management in order to more properly reflect the effectiveness of hedging transactions in the financial statements. Consequently, "Other assets" and "Net unrealized gains on other securities" decreased by 28,948 million yen and 13,923 million yen, respectively and "Deferred tax assets" increased by 9,528 million yen.

A portion of deferred hedge losses and gains, which was previously under the macro hedge, is no longer subject to hedge accounting. The deferred hedge losses and gains related to hedging instruments to which SMBC discontinued the application of hedge accounting or applied fair value hedge accounting as a result of the change mentioned above are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) from this fiscal year according to their maturity. At this fiscal year-end, gross amounts of deferred hedge losses and gains on "macro hedge" were 320,513 million yen and 293,837 million yen, respectively.

Certain other consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by the Industry Audit Committee Report No.19 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry," issued by JICPA.

14. SMBC applies deferred hedge accounting stipulated in the basic provisions of JICPA Industry Audit Committee Report No.25 to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

15. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

16. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

17. SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that will be held in Aichi Prefecture in 2005 as "Reserve for expenses related to EXPO 2005 Japan." This reserve is stipulated in Article 43 of the Ordinance of the Commercial Code and includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

18. Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions (18 million yen) in accordance with Article 82 of the Financial Futures Transaction Law, and reserve for contingent liabilities from securities transactions (843 million yen) in accordance with Article 51 of the Securities Exchange Law.

19. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to 587,180 million yen and 1,528,311 million yen, respectively.

20. Bankrupt loans and Non-accrual loans were 96,413 million yen and 1,767,862 million yen, respectively. These amounts include trusts with The Resolution and Collection Corporation, a measure regarded as off-balancing, in the amount of 7,522 million yen.

"Bankrupt loans" are loans on which consolidated subsidiaries do not currently accrue interest income, as substantial doubt is judged to exist as to the ultimate collectability of either principal or interest as they are past due for a considerable period of time or for other reasons, and meet conditions defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965. "Non-accrual loans" are loans on which consolidated subsidiaries do not currently accrue interest income, excluding "Bankrupt loans" and loans for which consolidated subsidiaries are forbearing interest payments to support the borrowers' recovery from financial difficulties.

21. Past due loans (3 months or more) totaled 51,538 million yen.

"Past due loans (3 months or more)" are loans other than "Bankrupt loans" and "Non-accrual loans" on which the principal or interest is past due for three months or more.

22. Restructured loans totaled 1,382,168 million yen.
"Restructured loans" are loans other than "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)" for which consolidated subsidiaries have relaxed lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments or have made agreements in favor of borrowers such as debt forgiveness, to support the borrowers' recovery from financial difficulties.

23. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 3,297,981 million yen. This amount includes trusts with The Resolution and Collection Corporation, a measure regarded as off-balancing, in the amount of 7,522 million yen.
The amounts of loans presented in Notes 20 to 23 above are the amounts before deduction of reserve for possible loan losses.

24. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 1,023,057 million yen.

25. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged	
Cash and due from banks	112,778
Trading assets	540,579
Securities	10,723,663
Loans and bills discounted	1,375,426
Other assets (installment account receivable etc.)	1,056
Premises and equipment	524
Liabilities corresponding to assets pledged	
Deposits	15,276
Call money and bills sold	5,175,669
Payables under repurchase agreements	1,055,508
Payables under securities lending transactions	5,700,206
Trading liabilities	203,599
Borrowed money	4,451
Other liabilities	1,122
Acceptances and guarantees	141,835

In addition, Cash and due from banks of 42,537 million yen, Trading assets of 3,908 million yen, Securities of 6,801,910 million yen, Loans and bills discounted of 55,000 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.
Premises and equipment include surety deposits and intangible of 112,628 million yen, and Other assets include initial margins of futures markets of 8,130 million yen.

26. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred loss on hedge and is included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were 663,546 million yen and 564,122 million yen, respectively.

27. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."
Certain consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."
Date of the revaluation

SMBC	March 31,1998 and March 31, 2002
Certain consolidated subsidiaries	March 31,1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)
SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain consolidated subsidiaries: Fair values were determined based on the values specified in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

The total fair value of land for business activities revaluated pursuant to Article 10 of the Law at the fiscal year-end is 16,497 million yen lower than their total revaluated book value.

28. The balance of subordinated debt included in "Borrowed money" was 770,003 million yen.

29. The balance of subordinated bonds included in "Bonds" was 1,661,881 million yen.

30. Stockholders' equity per share was 215,454.84 yen.

31. Market value and unrealized gains (losses) on securities are shown as below:
In addition to "Securities" in the consolidated balance sheet, trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased" are also included in the amounts of the following tables. This definition is applied up to Notes 36.

(1) Securities classified as trading purposes

As of and for the year ended March 31, 2004	(Millions of yen)
Consolidated balance sheet amount	1,170,727
Valuations gains (losses) included in profit/loss during the fiscal year	(1,707)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	509,458	500,930	(8,527)	1,739	10,266
Other	17,272	18,374	1,101	1,101	–
Total	526,731	519,305	(7,425)	2,840	10,266

(3) Other securities with market value

As of March 31, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,234,577	2,904,362	669,784	736,878	67,094
Bonds	15,604,771	15,501,515	(103,256)	18,590	121,847
Japanese government bonds	14,028,689	13,939,482	(89,207)	14,225	103,432
Japanese local government bonds	515,362	506,263	(9,098)	1,075	10,173
Japanese corporate bonds	1,060,720	1,055,769	(4,950)	3,289	8,240
Other	5,354,322	5,363,406	9,084	32,047	22,963
Total	23,193,672	23,769,285	575,612	787,517	211,904

Of the total net unrealized gains shown above, 23,452 million yen is included in this fiscal year's profit because of the application of fair value hedge accounting.
"Net unrealized gains on other securities" includes 324,951 million yen that is the sum of the following items:

			(Millions of yen)
	Net unrealized gains to be included in stockholders' equity, as a result of applying fair value hedge accounting	(a)	552,160
(–)	Deferred tax liabilities	(b)	225,259
	(c) = (a) – (b)		326,900
(–)	Minority interests corresponding to (c)		3,207
(+)	SMFG's interests of net unrealized gains (losses) on other securities held by affiliates accounted for by the equity method		1,258
	Total		324,951

Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this fiscal year. Valuation loss for this fiscal year was 5,625 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value is 30% or more lower than acquisition cost
Normal issuers	Market value is 50% or more lower than acquisition cost

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: issuers that are identified for close monitoring
Normal issuers: issuers other than the above four categories of issuers

32. Held-to-maturity bonds sold during the fiscal year is as follows:

Year ended March 31, 2004 (Millions of yen)

	Acquisition Cost	Sales Amount	Gains on sales	Reason for sales
Japanese government bonds	21,063	21,709	645	A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy.
Japanese local government bonds	23,060	23,796	736	
Total	44,123	45,506	1,382	

33. The amount of other securities sold during the fiscal year is as follows:

Year ended March 31, 2004 (Millions of yen)

Sales amount	Gains on sales	Losses on sales
30,640,639	281,085	154,031

34. Summary information on securities with no available market value is as follows:

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,371
Other	9,713
Other securities	
Unlisted stocks (except for OTC stocks)	532,446
Unlisted bonds	1,596,199
Unlisted foreign securities	316,217
Other	144,433

35. During this fiscal year, Minato changed its investment policy and sold some of the held-to-maturity bonds before their maturities during this fiscal year. As a result, Minato changed the classification of the remaining bonds that Minato holds, 28,281 million yen, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). In addition, 12,063 million yen in reclassified bonds were sold during this fiscal year and net gains on sale of 18 million yen were recorded.

As a result of this change of classification, "Securities" increased by 35 million yen and "Deferred tax assets" decreased by 14 million yen, and "Minority interests" and "Net unrealized gains on other securities" increased by 19 million yen and 1 million yen, respectively, compared with the former classification of bonds.

36. Redemption schedule of other securities with maturities and bonds classified as held-to-maturity is as follows:

As of March 31, 2004 (Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds	2,879,079	9,470,889	3,999,979	1,257,227
Japanese government bonds	2,706,787	7,223,369	3,266,491	1,252,292
Japanese local government bonds	7,759	263,194	234,789	519
Japanese corporate bonds	164,531	1,984,324	498,698	4,415
Other	441,373	4,212,911	457,429	538,094
Total	3,320,453	13,683,800	4,457,409	1,795,322

37. Information on money held in trust is as follows:

Other money held in trust

As of March 31, 2004 (Millions of yen)

Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
3,628	3,749	121	222	100

Net unrealized gains on other money held in trust of 72 million yen (after the deduction of 49 million yen in deferred tax liabilities from the above 121 million yen in net unrealized gains) are included in "Net unrealized gains on other securities."

38. "Japanese government bonds" and "Stock" as a sub-account of "Securities" include 15,849 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge and 99 million yen of loaned securities for which borrowers only have the right to pledge and not to sell.
As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, 1,022,170 million yen in securities are pledged, and 165,047 million yen in securities are held in hand as of the consolidated balance sheet date.

39. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 32,634,541 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 29,806,280 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring the customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

40. Information on projected benefit obligation and others at this fiscal year-end is shown as follows:

	(Millions of yen)
Projected benefit obligation	(892,421)
Plan assets (fair value)	709,353
Unfunded projected benefit obligation	(183,068)
Unrecognized net obligation from initial application of the new accounting standard	17,876
Unrecognized net actuarial gain or loss	215,420
Unrecognized prior service costs (net)	(78,022)
Net amount recorded on the consolidated balance sheet	(27,792)
Prepaid pension cost	13,049
Reserve for employee retirement benefits	(40,842)

CONSOLIDATED STATEMENT OF INCOME

Year ended March 31, 2004	(Millions of yen)
Ordinary income:	**3,552,510**
Interest income	1,591,338
Interest on loans and discounts	1,167,622
Interest and dividends on securities	256,600
Interest on call loans and bills bought	4,040
Interest on receivables under resale agreements	2,542
Interest on receivables under securities borrowing transactions	104
Interest on deposits with banks	12,687
Other interest income	147,740
Trust fees	334
Fees and commissions	501,028
Trading profits	305,011
Other operating income	946,474
Lease-related income	421,009
Installment-related income	198,261
Other	327,203
Other income	208,323
Ordinary expenses:	**3,209,665**
Interest expenses	310,267
Interest on deposits	104,644
Interest on negotiable certificates of deposit	3,535
Interest on call money and bills sold	2,598
Interest on payables under repurchase agreements	4,212
Interest on payables under securities lending transactions	48,622
Interest on commercial paper	236
Interest on borrowed money	43,561
Interest on bonds	76,202
Other interest expenses	26,653
Fees and commissions	76,851
Trading losses	916
Other operating expenses	886,649
Lease-related expenses	374,432
Installment-related expenses	180,994
Other	331,222
General and administrative expenses	866,549
Other expenses	1,068,430
Ordinary profit	**342,844**
Extraordinary gains	**117,020**
Gains on disposal of premises and equipment	1,545
Collection of written-off claims	1,147
Other extraordinary gains	114,328
Extraordinary losses	**54,971**
Losses on disposal of premises and equipment	32,242
Transfer of reserve for contingent liabilities from securities transactions	212
Other extraordinary losses	22,516
Income before income taxes and minority interests	**404,894**
Income taxes, Current	24,289
Income taxes, Deferred	8,593
Minority interests in net income	41,596
Net income	**330,414**

Notes to Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Net income per share is 52,314.76 yen.

3. Net income per share (diluted) is 35,865.20 yen.

4. Profits and losses on trading transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the fiscal year. The valuation differences of securities and money claims between the previous fiscal year-end and this fiscal year-end are recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this fiscal year-end are recorded in the above-mentioned accounts.

5. Standards for recognizing rental income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the monthly rent revenue.
   (2) Recognition of income and expenses on installment sales
   Primarily, installment-related income and installment-related expenses are recognized on a due-date basis over the full term of the installment sales.

6. "Other income" includes gains on sales of stocks and other securities of 159,037 million yen.

7. "Other expenses" includes write-off of loans of 660,382 million yen and losses on delinquent loans sold of 269,059 million yen.

8. "Other extraordinary gains" includes gains on return of the entrusted portion of employee pension fund of 59,095 million yen, the tax refund from the Tokyo Metropolitan Government of 38,236 million yen, the interest on the tax refund of 2,127 million yen and reversal of reserve for possible loan losses of 14,378 million yen.

9. "Other extraordinary losses" includes amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits of 21,348 million yen.

CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

Year ended March 31, 2004	(Millions of yen)
Capital surplus	
Capital surplus at beginning of year	856,237
Increase of capital surplus	9,044
Gains on disposal of treasury stock	9,044
Capital surplus at end of year	865,282
Retained earnings	
Retained earnings at beginning of year	311,664
Increase of retained earnings	334,898
Net income	330,414
Increase due to decrease of affiliates accounted for by the equity method	54
Increase due to transfer of land revaluation excess	4,428
Decrease of retained earnings	35,373
Dividends paid	33,306
Decrease due to merger of consolidated subsidiaries	2,066
Retained earnings at end of year	611,189

(Note) Amounts less than one million yen have been omitted.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended March 31, 2004	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	404,894
Depreciation of premises, equipment and others	82,464
Depreciation of lease assets	336,271
Amortization of goodwill	(4,260)
Equity in earnings of affiliates	(15,700)
Net change in reserve for possible loan losses	(824,917)
Net change in reserve for possible losses on loans sold	(20,665)
Net change in reserve for employee bonuses	221
Net change in reserve for employee retirement benefits	(40,069)
Net change in reserve for expenses related to EXPO 2005 Japan	116
Interest income	(1,591,338)
Interest expenses	310,267
Net (gains) losses on securities	(67,928)
Net (gains) losses from money held in trust	(121)
Net exchange (gains) losses	407,340
Net (gains) losses from disposal of premises and equipment	30,697
Net (gains) losses from disposal of lease assets	(1,870)
Net change in trading assets	1,131,864
Net change in trading liabilities	(929,787)
Net change in loans and bills discounted	6,198,239
Net change in deposits	1,829,914
Net change in negotiable certificates of deposit	(1,338,888)
Net change in borrowed money (excluding subordinated debt)	(112,211)
Net change in deposits with banks	(1,299,305)
Net change in call loans, bills bought and receivables under resale agreements	(318,516)
Net change in receivables under securities borrowing transactions	971,914
Net change in call money, bills sold and payables under repurchase agreements	(5,704,903)
Net change in commercial paper	94,900
Net change in payables under securities lending transactions	1,139,101
Net change in foreign exchanges (assets)	5,016
Net change in foreign exchanges (liabilities)	175,444
Issuance and redemption of bonds (excluding subordinated bonds)	152,514
Net change in due to trust account	30,078
Interest received	1,636,935
Interest paid	(336,704)
Net change in payable on trading and securities contracts	1,188,672
Other, net	27,099
Subtotal	**3,546,782**
Income taxes paid	(24,664)
Net cash provided by operating activities	**3,522,118**
2. Cash flows from investing activities:	
Purchases of securities	(47,305,660)
Proceeds from sale of securities	30,688,033
Proceeds from maturity of securities	13,967,819
Purchases of money held in trust	(21,225)
Proceeds from sale of money held in trust	42,259
Purchases of premises and equipment	(80,932)
Proceeds from sale of premises and equipment	20,839
Purchases of lease assets	(368,159)
Proceeds from sale of lease assets	37,678
Purchases of stocks of subsidiaries	(8,999)
Net cash used in investing activities	**(3,028,346)**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	89,500
Repayment of subordinated debt	(195,000)
Proceeds from issuance of subordinated bonds and bonds with subscription rights for shares	436,453
Repayment of subordinated bonds and bonds with subscription rights for shares	(150,713)
Dividends paid	(33,360)
Proceeds from minority stockholders	25
Dividends paid to minority stockholders	(33,196)
Purchases of treasury stock	(632)
Proceeds from sale of treasury stock	24,058
Net cash provided by financing activities	**137,134**
4. Effect of exchange rate changes on cash and cash equivalents	**(2,417)**
5. Net change in cash and cash equivalents	**628,488**
6. Cash and cash equivalents at beginning of year	**2,900,991**
7. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	**(0)**
[illegible]	**3,529,479**

Notes to Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the consolidated balance sheet to "Cash and cash equivalents" at the fiscal year-end is as follows:

March 31, 2004	(Millions of yen)
Cash and due from banks	5,328,950
Interest-earning deposits	(1,799,471)
Cash and cash equivalents	3,529,479

4. Reconciliation of the opening balance and the expense (net) for acquisition with respect to acquisition of three companies including former The Kansai Sawayaka Bank, Limited is as follows:

		(Millions of yen)	
Assets		800,118	[including Loans and bills discounted of 593,042 million yen]
Liabilities		(724,759)	[including Deposits of (682,774) million yen]
Minority interests		(23,450)	
Goodwill		(13,136)	
Acquisition costs for the three companies' stocks	(a)	38,773	
The three companies' Cash and cash equivalents	(b)	(29,773)	
(a) – (b) Expense for acquisition of the three companies		8,999	

COMPARATIVE CONSOLIDATED BALANCE SHEETS (CONDENSED)

	March 31, 2004 (A)	March 31, 2003 (B)	(Millions of yen) Difference (A-B)
Assets:			
Cash and due from banks	5,328,950	3,442,523	1,886,427
Call loans and bills bought	360,509	187,563	172,946
Receivables under resale agreements	152,070	109,710	42,360
Receivables under securities borrowing transactions	1,009,328	1,981,243	(971,915)
Commercial paper and other debt purchased	480,847	363,981	116,866
Trading assets	3,306,780	4,495,396	(1,188,616)
Money held in trust	3,749	24,629	(20,880)
Securities	27,049,901	24,118,520	2,931,381
Loans and bills discounted	55,382,800	61,082,946	(5,700,146)
Foreign exchanges	743,957	749,974	(6,017)
Other assets	3,034,182	3,219,009	(184,827)
Premises and equipment	984,060	1,007,905	(23,845)
Lease assets	991,781	996,344	(4,563)
Deferred tax assets	1,706,586	1,956,103	(249,517)
Deferred tax assets for land revaluation	706	724	(18)
Goodwill	21,706	30,031	(8,325)
Customers' liabilities for acceptances and guarantees	3,079,738	3,084,383	(4,645)
Reserve for possible loan losses	(1,422,486)	(2,243,542)	821,056
Total assets	**102,215,172**	**104,607,449**	**(2,392,277)**
Liabilities:			
Deposits	65,333,426	62,931,007	2,402,419
Negotiable certificates of deposit	3,519,464	4,853,017	(1,333,553)
Call money and bills sold	6,292,495	8,953,084	(2,660,589)
Payables under repurchase agreements	1,098,449	4,144,735	(3,046,286)
Payables under securities lending transactions	5,946,346	4,807,245	1,139,101
Commercial paper	282,700	187,800	94,900
Trading liabilities	1,873,245	2,851,391	(978,146)
Borrowed money	2,360,474	2,580,135	(219,661)
Foreign exchanges	572,755	397,666	175,089
Bonds	4,002,965	3,583,754	419,211
Due to trust account	36,032	5,953	30,079
Other liabilities	3,591,818	2,558,956	1,032,862
Reserve for employee bonuses	22,226	22,079	147
Reserve for employee retirement benefits	40,842	101,408	(60,566)
Reserve for possible losses on loans sold	–	20,665	(20,665)
Reserve for expenses related to EXPO 2005 Japan	116	–	116
Other reserves	862	649	213
Deferred tax liabilities	40,181	43,930	(3,749)
Deferred tax liabilities for land revaluation	56,391	58,788	(2,397)
Acceptances and guarantees	3,079,738	3,084,383	(4,645)
Total liabilities	**98,150,534**	**101,186,654**	**(3,036,120)**
Minority interests	**993,696**	**996,720**	**(3,024)**
Total stockholders' equity	**3,070,942**	**2,424,074**	**646,868**
Total liabilities, minority interests and stockholders' equity	**102,215,172**	**104,607,449**	**(2,392,277)**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS (CONDENSED)

	Year ended March 31,		(Millions of yen)
	2004	2003	Difference
	(A)	(B)	(A-B)
Ordinary income:	**3,552,510**	**3,506,386**	**46,124**
Interest income	1,591,338	1,816,908	(225,570)
Interest on loans and discounts	1,167,622	1,262,092	(94,470)
Interest and dividends on securities	256,600	268,261	(11,661)
Trust fees	334	7	327
Fees and commissions	501,028	424,238	76,790
Trading profits	305,011	206,496	98,515
Other operating income	946,474	946,957	(483)
Other income	208,323	111,776	96,547
Ordinary expenses:	**3,209,665**	**4,022,136**	**(812,471)**
Interest expenses	310,267	417,404	(107,137)
Interest on deposits	104,644	152,373	(47,729)
Fees and commissions	76,851	71,338	5,513
Trading losses	916	725	191
Other operating expenses	886,649	721,134	165,515
General and administrative expenses	866,549	889,237	(22,688)
Other expenses	1,068,430	1,922,296	(853,866)
Ordinary profit (loss)	**342,844**	**(515,749)**	**858,593**
Extraordinary gains	**117,020**	**11,906**	**105,114**
Extraordinary losses	**54,971**	**87,071**	**(32,100)**
Income (loss) before income taxes and minority interests	**404,894**	**(590,914)**	**995,808**
Income taxes, Current	24,289	66,068	(41,779)
Income taxes, Deferred	8,593	(225,190)	233,783
Minority interests in net income	**41,596**	**33,567**	**8,029**
Net income (loss)	**330,414**	**(465,359)**	**795,773**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS (CONDENSED)

	Year ended March 31,		(Millions of yen)
	2004	2003	Difference
	(A)	(B)	(A-B)
Capital surplus			
Capital surplus at beginning of year	856,237	1,684,373	(828,136)
Balance of capital reserve at beginning of year	–	1,326,758	(1,326,758)
Balance of other capital surplus at beginning of year	–	357,614	(357,614)
Increase of capital surplus	9,044	577,465	(568,421)
Decrease of capital surplus	–	1,405,601	(1,405,601)
Capital surplus at end of year	865,282	856,237	9,045
Retained earnings			
Retained earnings at beginning of year	311,664	117,743	193,921
Increase of retained earnings	334,898	696,631	(361,733)
Decrease of retained earnings	35,373	502,710	(467,337)
Retained earnings at end of year	611,189	311,664	299,525

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31, 2004 (A)	2003 (B)	(Millions of yen) Difference (A-B)
1. Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	404,894	(590,914)	995,808
Depreciation of premises, equipment and others	82,464	89,414	(6,950)
Depreciation of lease assets	336,271	312,562	23,709
Amortization of goodwill	(4,260)	10,171	(14,431)
Equity in earnings of affiliates	(15,700)	(5,718)	(9,982)
Net change in reserve for possible loan losses	(824,917)	82,688	(907,605)
Net change in reserve for possible losses on loans sold	(20,665)	(65,706)	45,041
Net change in reserve for employee bonuses	221	(140)	361
Net change in reserve for employee retirement benefits	(40,069)	(47,563)	7,494
Net change in reserve for expenses related to EXPO 2005 Japan	116	-	116
Interest income	(1,591,338)	(1,816,908)	225,570
Interest expenses	310,267	417,404	(107,137)
Net (gains) losses on securities	(67,928)	471,528	(539,456)
Net (gains) losses from money held in trust	(121)	4,003	(4,124)
Net exchange (gains) losses	407,340	170,155	237,185
Net (gains) losses from disposal of premises and equipment	30,697	33,301	(2,604)
Net (gains) losses from disposal of lease assets	(1,870)	1,505	(3,375)
Net change in trading assets	1,131,864	(1,253,569)	2,385,433
Net change in trading liabilities	(929,787)	569,881	(1,499,668)
Net change in loans and bills discounted	6,198,239	2,472,161	3,726,078
Net change in deposits	1,829,914	(2,024,876)	3,854,790
Net change in negotiable certificates of deposit	(1,338,888)	(1,806,894)	468,006
Net change in borrowed money (excluding subordinated debt)	(112,211)	(261,965)	149,754
Net change in deposits with banks	(1,299,305)	2,947,705	(4,247,010)
Net change in call loans, bills bought and receivables under resale agreements	(318,516)	1,280,173	(1,598,689)
Net change in receivables under securities borrowing transactions	971,914	1,039,276	(67,362)
Net change in call money, bills sold and payables under repurchase agreements	(5,704,903)	902,660	(6,607,563)
Net change in commercial paper	94,900	(979,700)	1,074,600
Net change in payables under securities lending transactions	1,139,101	1,632,445	(493,344)
Net change in foreign exchanges (assets)	5,016	42,144	(37,128)
Net change in foreign exchanges (liabilities)	175,444	99,013	76,431
Issuance and redemption of bonds (excluding subordinated bonds)	152,514	457,319	(304,805)
Net change in due to trust account	30,078	5,953	24,125
Interest received	1,636,935	1,956,975	(320,040)
Interest paid	(336,704)	(464,798)	128,094
Net change in payable on trading and securities contracts	1,188,672	-	1,188,672
Other, net	27,099	(100,004)	127,103
Subtotal	**3,546,782**	**5,579,686**	**(2,032,904)**
Income taxes paid	(24,664)	(136,485)	111,821
Net cash provided by operating activities	**3,522,118**	**5,443,200**	**(1,921,082)**
2. Cash flows from investing activities:			
Purchases of securities	(47,305,660)	(49,938,065)	2,632,405
Proceeds from sale of securities	30,688,033	37,711,992	(7,023,959)
Proceeds from maturity of securities	13,967,819	7,907,363	6,060,456
Purchases of money held in trust	(21,225)	(14,622)	(6,603)
Proceeds from sale of money held in trust	42,259	23,624	18,635
Purchases of premises and equipment	(80,932)	(69,884)	(11,048)
Proceeds from sale of premises and equipment	20,839	73,677	(52,838)
Purchases of lease assets	(368,159)	(336,512)	(31,647)
Proceeds from sale of lease assets	37,678	33,900	3,778
Purchases of stocks of subsidiaries	(8,999)	(15,444)	6,445
Proceeds from sale of stocks of subsidiaries	-	53	(53)
Net cash used in investing activities	**(3,028,346)**	**(4,623,917)**	**1,595,571**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	89,500	165,000	(75,500)
Repayment of subordinated debt	(195,000)	(286,500)	91,500
Proceeds from issuance of subordinated bonds and bonds with subscription rights for shares	436,453	223,950	212,503
Repayment of subordinated bonds and bonds with subscription rights for shares	(150,713)	(565,522)	414,809
Proceeds from issuance of stocks	-	495,300	(495,300)
Dividends paid	(33,360)	(37,348)	3,988
Proceeds from minority stockholders	25	220	(195)
Dividends paid to minority stockholders	(33,196)	(39,621)	6,425
Purchases of treasury stock	(632)	(7,875)	7,243
Proceeds from sale of treasury stock	24,058	8,479	15,579
Net cash provided by (used in) financing activities	**137,134**	**(43,919)**	**181,053**
4. Effect of exchange rate changes on cash and cash equivalents	(2,417)	(2,629)	212
5. Net change in cash and cash equivalents	628,488	772,734	(144,246)
6. Cash and cash equivalents at beginning of year	**2,900,991**	**2,128,742**	**772,249**
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	-	0	(0)
8. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	(0)	(486)	486
9. Cash and cash equivalents at end of year	3,529,479	2,900,991	628,488

... have been omitted

V. SEGMENT INFORMATION

(1) Business segment information

Year ended March 31, 2004 (Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	2,492,168	674,243	386,098	3,552,510	–	3,552,510
(2) Intersegment	26,911	18,466	182,955	228,333	(228,333)	–
Total	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
Ordinary expenses	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
Ordinary profit (loss)	223,627	34,616	96,317	354,562	(11,717)	342,844
Assets	99,062,021	1,815,963	5,940,301	106,818,286	(4,603,113)	102,215,172
Depreciation	66,809	336,392	19,043	422,245	9	422,255
Capital expenditure	91,870	371,350	28,906	492,127	33	492,161

(Notes)
1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card business, investment banking, loans, venture capital, system development and data processing.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 3,409,122 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2003

(Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	2,530,217	640,529	335,639	3,506,386	–	3,506,386
(2) Intersegment	31,282	5,563	163,790	200,636	(200,636)	–
Total	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
Ordinary expenses	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
Ordinary profit (loss)	(569,221)	23,855	52,265	(493,099)	(22,650)	(515,749)
Assets	102,058,264	1,789,697	6,158,720	110,006,682	(5,399,232)	104,607,449
Depreciation	73,505	329,478	18,908	421,892	1	421,894
Capital expenditure	85,829	319,716	30,145	435,690	29	435,720

(2) Geographic segment information

Year ended March 31, 2004 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	3,250,452	135,908	75,566	90,582	3,552,510	-	3,552,510
(2) Intersegment	50,138	39,129	6,113	11,360	106,742	(106,742)	-
Total	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
Ordinary expenses	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
Ordinary profit (loss)	232,606	65,201	16,093	42,545	356,446	(13,601)	342,844
Assets	95,318,870	4,826,318	2,177,644	2,731,299	105,054,133	(2,838,960)	102,215,172

(Notes)

1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany and France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 3,409,122 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2003 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	3,033,860	173,224	174,353	124,948	3,506,386	-	3,506,386
(2) Intersegment	66,249	48,741	32,144	26,912	174,048	(174,048)	-
Total	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
Ordinary expenses	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
Ordinary profit (loss)	(704,666)	72,071	71,512	69,208	(491,873)	(23,876)	(515,749)
Assets	96,909,941	6,138,645	2,167,625	2,647,964	107,864,176	(3,256,726)	104,607,449

(3) Ordinary income from overseas operations

(Millions of yen)

	Consolidated Ordinary Income from Overseas Operations (A)	Consolidated Ordinary Income (B)	(A) / (B)
Year ended March 31, 2004	302,057	3,552,510	8.5 %
Year ended March 31, 2003	472,525	3,506,386	13.5 %

(Notes)

1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

[Supplemental Information]

Market Value Information on Securities

[1] Securities

1. As of March 31, 2004

(Notes)

1. In addition to "Securities" stated in the consolidated balance sheet, the amounts below include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased."
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to non-consolidated financial statements.

(1) Securities classified as trading purposes

As of and for the year ended March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the year
Securities classified as trading purposes	1,170,727	(1,707)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	509,458	500,930	(8,527)	1,739	10,266
Japanese local government bonds	-	-	-	-	-
Japanese corporate bonds	-	-	-	-	-
Other	17,272	18,374	1,101	1,101	-
Total	526,731	519,305	(7,425)	2,840	10,266

(Note) Market value is calculated using the market price at the year-end.

(3) Other securities with market value

As of March 31, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,234,577	2,904,362	669,784	736,878	67,094
Bonds	15,604,771	15,501,515	(103,256)	18,590	121,847
Japanese government bonds	14,028,689	13,939,482	(89,207)	14,225	103,432
Japanese local government bonds	515,362	506,263	(9,098)	1,075	10,173
Japanese corporate bonds	1,060,720	1,055,769	(4,950)	3,289	8,240
Other	5,354,322	5,363,406	9,084	32,047	22,963
Total	23,193,672	23,769,285	575,612	787,517	211,904

(Notes)

1. Of the total net unrealized gains shown above, 23,452 million yen is included in this year's profit because of the application of fair value hedge accounting.
2. Market value is calculated as follows:

Stocks	Average market price during one month before the year-end
Bonds and others	Market price at the year-end

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is used for the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current fiscal year. Valuation loss (impaired) for this fiscal year was 5,625 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the fiscal year

Year ended March 31, 2004 (Millions of yen)

	Acquisition cost	Sales amount	Gains on sales	Reason for sales
Japanese government bonds	21,063	21,709	645	A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy.
Japanese local government bonds	23,060	23,796	736	
Total	44,123	45,506	1,382	

(5) Other securities sold during the fiscal year

Year ended March 31, 2004 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	30,640,639	281,085	154,031

(6) Securities with no available market value

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,371
Other	9,713
Other securities	
Unlisted stocks (except for OTC stocks)	532,446
Unlisted bonds	1,596,199
Unlisted foreign securities	316,217
Other	144,433

(7) Change of classification of securities

During this fiscal year, Minato changed its investment policy and sold some of the held-to-maturity bonds before their maturities during this fiscal year. As a result, Minato changed the classification of the remaining bonds that Minato holds, 28,281 million yen, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). In addition, 12,063 million yen in reclassified bonds were sold during this fiscal year and net gains on sale of 18 million yen were recorded.

As a result of this change of classification, "Securities" increased by 35 million yen and "Deferred tax assets" decreased by 14 million yen, and "Minority interests" and "Net unrealized gains on other securities" increased by 19 million yen and 1 million yen, respectively, compared with the former classification of bonds.

(8) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

As of March 31, 2004 (Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	over 10 years
Bonds	2,879,079	9,470,889	3,999,979	1,257,227
Japanese government bonds	2,706,787	7,223,369	3,266,491	1,252,292
Japanese local government bonds	7,759	263,194	234,789	519
Japanese corporate bonds	164,531	1,984,324	498,698	4,415
Other	441,373	4,212,911	457,429	538,094
Total	3,320,453	13,683,800	4,457,409	1,795,322

2. As of March 31, 2003

(Notes) 1. In addition to "Securities" stated in the consolidated balance sheet, the amounts below include trading securities, negotiable certificates of deposit bought and commercial paper classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased."

2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of and for the year ended March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuations gains (losses) included in profit/loss during the year
Securities classified as trading purposes	1,434,190	(1,096)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	311,391	315,414	4,023	4,023	–
Japanese local government bonds	23,091	23,920	828	828	–
Japanese corporate bonds	–	–	–	–	–
Other	42,413	43,444	1,030	1,136	105
Total	376,896	382,779	5,882	5,988	105

(Note) Market value is calculated using market prices at the year-end.

(3) Other securities with market value

As of March 31, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	3,167,955	3,002,513	(165,442)	112,952	278,395
Bonds	14,024,014	14,135,179	111,164	117,093	5,928
Japanese government bonds	12,516,061	12,590,255	74,193	79,479	5,286
Japanese local government bonds	342,798	352,112	9,314	9,415	101
Japanese corporate bonds	1,165,153	1,192,811	27,657	28,197	540
Other	4,479,136	4,502,770	23,634	42,897	19,263
Total	21,671,106	21,640,463	(30,643)	272,943	303,587

(Notes)

1. Market value is calculated as follows:

Stocks	Average market price during one month before the fiscal year-end
Bonds and other	Market price at the fiscal year-end

2. Other securities with market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current fiscal year. Valuation loss for this fiscal year was 494,815 million yen. The rule for determining "significant decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost
Issuers requiring caution	:Market value is 30% or more lower than acquisition cost
Normal issuers	: Market value is 50% or more lower than acquisition cost

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2003			(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Other securities	37,709,925	231,862	190,364

(6) Securities with no available market value

As of March 31, 2003	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	4,105
Other	6,463
Other securities	
Unlisted foreign securities	363,282
Unlisted bonds	1,176,885
Unlisted stocks (except OTC trading stocks)	281,888
Other	137,050

(7) Change of classification of securities

There are no corresponding items.

(8) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

As of March 31, 2003				(Millions of yen)
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	over 10 years
Bonds	3,482,943	8,134,230	3,769,404	260,826
Japanese government bonds	3,303,635	6,306,161	3,034,984	256,865
Japanese local government bonds	11,935	138,933	223,723	612
Japanese corporate bonds	167,372	1,689,135	510,695	3,349
Other	355,161	2,886,041	765,581	880,974
Total	3,838,104	11,020,271	4,534,985	1,141,800

[2] Money Held in Trust

1. As of March 31, 2004

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,749	121	222	100

(Note) Consolidated balance sheet amount is calculated using the market prices at the fiscal year-end.

2. As of March 31, 2003

(1) Money held in trust classified as trading purposes

As of and for the year ended March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the year
Money held in trust classified as trading purposes	1,629	12

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	23,044	23,000	(44)	510	555

(Note) Consolidated balance sheet amount is calculated using the market prices at the fiscal year-end.

[3] Net Unrealized Gains (Losses) on Other Securities

1. As of March 31, 2004

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2004	(Millions of yen)
Net unrealized gains	552,271
Other securities	552,149
Other money held in trust	121
(+) Deferred tax assets	(225,309)
Net unrealized gains on other securities (before following adjustment)	326,962
(–) Minority interests	3,207
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	1,258
Net unrealized gains on other securities	325,013

(Notes)

1. Of the total net unrealized gains shown above, 23,452 million yen is included in this fiscal year's profit because of the application of fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

2. As of March 31, 2003

Net unrealized gains (losses) on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2003	(Millions of yen)
Net unrealized gains (losses)	(30,758)
Other securities	(30,713)
Other money held in trust	(44)
(+) Deferred tax assets	2,004
Net unrealized gains (losses) on other securities (before following adjustment)	(28,754)
(–) Minority interests	(4,557)
(+) SMFG's interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	(1)
Net unrealized gains (losses) on other securities	(24,197)

(Note)

Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Market Value Information on Derivative Transactions

Please refer to EDINET system (http://www.fsa.go.jp/edinet/edinet.html) after June 30, 2004 (available in Japanese).

SMFG will disclose derivative information on our Annual Report that will be issued in August.

Related Party Transactions

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2004.

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2003.

May 24, 2004

SMFG

Sumitomo Mitsui Financial Group, Inc (SMFG)

Non-consolidated Financial Results for the Fiscal Year ended March 31, 2004

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka and Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Date of Approval by the Board of Directors: May 24, 2004
Date of General Meeting of Shareholders: June 29, 2004

1. Financial Results (for the fiscal year ended March 31, 2004)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit		Ordinary Profit		Net Income	
Fiscal Year	¥ million	%	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2004	55,515	(57.8)	52,470	(59.8)	51,188	(57.2)	50,505	(59.5)
ended March 31, 2003	131,519	–	130,547	–	119,634	–	124,738	–

	Net Income per Share	Net Income per Share (Diluted)	Return on Common Stockholders' Equity	Ordinary Profit on Total Assets	Ordinary Profit on Operating Income
Fiscal Year	¥	¥	%	%	%
ended March 31, 2004	3,704.49	3,690.72	1.6	1.5	92.2
ended March 31, 2003	18,918.33	15,691.82	8.5	4.0	91.0

Notes: 1. Average number of common stock outstanding
(a) for the fiscal year ended March 31, 2004: 5,794,588 shares (b) for the fiscal year ended March 31, 2003: 5,751,902 shares
2. There is no change in accounting methods.
3. Percentage shown in Operating Income, Operating Profit, Ordinary profit and Net Income are the increase (decrease) from the previous year.

(2) Dividends (common stock) Please refer to the next page for the information of the preferred stock.

	Dividends per Share (Annual)			Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Stockholders' Equity
		Interim	Year-End			
Fiscal Year	¥	¥	¥	¥ million	%	%
ended March 31, 2004	3,000	0.00	3,000	17,381	81.0	1.3
ended March 31, 2003	3,000	–	3,000	17,385	16.0	1.3

(3) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
March 31, 2004	3,403,007	3,172,721	93.2	232,550.74
March 31, 2003	3,413,529	3,156,086	92.5	231,899.30

Notes: 1. Number of common stock outstanding
(a) as of March 31, 2004: 5,793,940 shares (b) as of March 31, 2003: 5,795,037 shares
2. Number of treasury stock
(a) as of March 31, 2004: 2,069 shares (b) as of March 31, 2003: 963 shares

2. Earnings Forecast (Fiscal Year ending March 31, 2005)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share (Annual)		
				Interim	Year-End	
	¥ million	¥ million	¥ million	¥	¥	¥
For the six months ending September 30, 2004	205,000	200,000	200,000	0	–	–
For the fiscal year ending March 31, 2005	260,000	255,000	255,000	–	4,000	4,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2005 is 38,999.46 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the fiscal year

	For the Fiscal Year ended March 31, 2004	For the Fiscal Year ended March 31, 2003
Common stock	5,794,588	5,751,902
Preferred stock (type 1)	67,000	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	21,710
Preferred stock (13th series type 4)	114,999	19,166

Number of shares at fiscal year-end

	As of March 31, 2004	As of March 31, 2003
Common stock	5,793,940	5,795,037
Preferred stock (type 1)	67,000	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100
Preferred stock (13th series type 4)	114,999	115,000

(Note) Number of shares outstanding changed during the fiscal year ended March 31, 2004 as follows:

		Number of shares issued	Issue price	Capitalized amount
Conversion of Preferred stock (13th series type 4) to Common stock	Common stock	9.61 shares	–	–
	Preferred stock (13th series type 4)	(1) share	–	–

Dividends per share and Total Dividends (For the fiscal year ended March 31, 2004)

	Dividends per Share (Annual)			Total Dividends (Annual)
		Interim	Year-end	
	¥	¥	¥	¥ million
Common stock	3,000	0	3,000	17,381
Preferred stock (type 1)	10,500	0	10,500	703
Preferred stock (type 2)	28,500	0	28,500	2,850
Preferred stock (type 3)	13,700	0	13,700	10,960
Preferred stock (1st to 12th series type 4)	135,000	0	135,000	6,763
Preferred stock (13th series type 4)	67,500	0	67,500	7,762

Dividends per share and Total Dividends (For the fiscal year ended March 31, 2003)

	Dividends per Share (Annual)			Total Dividends (Annual)
		Interim	Year-end	
	¥	¥	¥	¥ million
Common stock	3,000	–	3,000	17,385
Preferred stock (type 1)	10,500	–	10,500	703
Preferred stock (type 2)	28,500	–	28,500	2,850
Preferred stock (type 3)	13,700	–	13,700	10,960
Preferred stock (1st to 12th series type 4)	19,500	–	19,500	976
Preferred stock (13th series type 4)	3,750	–	3,750	431

Forecasted annual dividends per share for the year ending March 31, 2005

	Dividends per Share (Annual)		
		Interim	Year-end
	¥	¥	¥
Common stock	4,000	0	4,000
Preferred stock (type 1)	10,500	0	10,500
Preferred stock (type 2)	28,500	0	28,500
Preferred stock (type 3)	13,700	0	13,700
Preferred stock (1st through 12th series type 4)	135,000	0	135,000
Preferred stock (13th series type 4)	67,500	0	67,500

Calculation for Indices

(1) Financial Results for the Fiscal Year ended March 31, 2004

- Return on Common Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Dividend Payout Ratio:

$$\frac{\text{Common stock dividends}}{\text{Net income} - \text{Preferred stock dividends}} \times 100$$

- Ratio of Dividends to Stockholders' Equity:

$$\frac{\text{Common stock dividends}}{\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price}} \times 100$$

(2) Forecasted Financial Results for the Fiscal Year ending March 31, 2005

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding at year-end (excluding treasury stock)}}$$

NON-CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	March 31, 2004		March 31, 2003	
Assets		%		%
Current assets				
Cash and due from banks	98,159		64,725	
Prepaid expenses	21		–	
Deferred tax assets	17		35	
Accrued income	424		315	
Accrued income tax refunds	12,179		40,976	
Other current assets	145		55	
Total current assets	110,948	3.3	106,108	3.1
Fixed assets				
Premises and equipment				
Buildings	0		0	
Total premises and equipment	0	0.0	0	0.0
Intangible assets				
Software	47		26	
Total intangible assets	47	0.0	26	0.0
Investments and other assets				
Investments in securities	76		–	
Investments in subsidiaries and affiliates	3,246,462		3,260,957	
Long-term loans to subsidiaries and affiliates	40,000		40,000	
Deferred tax assets	4,565		5,227	
Other investments	–		0	
Total investments and other assets	3,291,105	96.7	3,306,185	96.9
Total fixed assets	3,291,153	96.7	3,306,213	96.9
Deferred charges				
Organization cost	905		1,207	
Total deferred charges	905	0.0	1,207	0.0
Total assets	3,403,007	100.0	3,413,529	100.0
Liabilities				
Current liabilities				
Short-term borrowings	230,000		256,501	
Accounts payable	47		–	
Accrued expenses	97		651	
Income taxes payable	1		1	
Business office taxes payable	5		1	
Consumption taxes payable	–		106	
Reserve for employees bonuses	84		83	
Other current liabilities	48		96	
Total current liabilities	230,286	6.8	257,442	7.5
Total liabilities	230,286	6.8	257,442	7.5
Stockholders' equity				
Capital stock	1,247,650	36.7	1,247,650	36.6
Capital surplus				
Capital reserve	1,247,762		1,747,266	
Other capital surplus	499,510		–	
Gains on decrease of capital stock and capital reserve	499,503		–	
Gains on disposal of treasury stock	7		–	
Total capital surplus	1,747,273	51.3	1,747,266	51.2
Retained earnings				
Earned surplus reserve	–		496	
Voluntary reserve	30,420		30,420	
Special voluntary earned reserves	30,420		30,420	
Unappropriated retained earnings	148,300		130,605	
Total retained earnings	178,720	5.2	161,521	4.7
Treasury stock	(921)	(0.0)	(351)	(0.0)
Total stockholders' equity	3,172,721	93.2	3,156,086	92.5
Total liabilities and stockholders' equity	3,403,007	100.0	3,413,529	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	Year ended March 31,					
	2004			2003		
			%			%
Operating income						
Dividends on investments in subsidiaries and affiliates	47,332			128,265		
Fees and commissions received from subsidiaries	7,341			3,124		
Interest income on loans to subsidiaries and affiliates	841	55,515	100.0	128	131,519	100.0
Operating expenses						
General and administrative expenses	3,044			971		
Other operating expenses	–	3,044	5.5	0	971	0.7
Operating profit		52,470	94.5		130,547	99.3
Non-operating income						
Interest income on deposits	101			9		
Fees and commissions income	9			4		
Other	11	121	0.2	–	13	0.0
Non-operating expenses						
Interest on borrowings	874			176		
Amortization of organization costs	301			301		
Stock issuance costs	–			9,994		
Fees and commissions expenses	206			73		
Other non-operating expenses	21	1,403	2.5	380	10,926	8.3
Ordinary profit		51,188	92.2		119,634	91.0
Income before income taxes		51,188	92.2		119,634	91.0
Income taxes, current	3			156		
deferred	679	683	1.2	(5,259)	(5,103)	(3.8)
Net income		50,505	91.0		124,738	94.8
Unappropriated retained earnings carried forward		97,298			–	
Unappropriated retained earnings inherited due to merger		–			5,867	
Transfer from earned surplus reserve		496			–	
Unappropriated retained earnings at end of year		148,300			130,605	

Significant Accounting Policies for Non-consolidated Financial Statements

1. Valuation of securities
   Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets
   (1) Premises and equipment
   SMFG computes depreciation for buildings using the straight-line method.
   (2) Intangible assets
   SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Deferred charges
   Organization cost is recognized as assets and depreciated using the straight-line method over five years pursuant to Article 35 of the Ordinance of the Commercial Code.

4. Reserve
   Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses attributable to this fiscal year.

5. Lease transactions
   Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

6. Consumption taxes
   National and local consumption taxes are accounted for using the tax-excluded method.

Notes to Non-consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 0 million yen.

3. Long-term loans to subsidiaries and affiliates are subordinated loans.

4. Assets and liabilities related to transactions with subsidiaries and affiliates are as follows:
   Deposits 98,079 million yen
   Short-term borrowings 230,000 million yen

5. Contingent liabilities
   SMFG has guaranteed the Deposit Protection Fund within the Association of German Banks for the return of up to 46,114 million yen in customers' deposits at SMBC's Düsseldorf Branch.

6. Number of stocks authorized
   Common stock: 15,000,000 shares
   Preferred stock: 1,766,999 shares

   Number of stocks issued and outstanding
   Common stock: 5,796,010.53 shares
   Preferred stock: 1,132,099 shares

7. Treasury stock
   Number of treasury stock (common stock) as of year-end is 2,069.63.

8. Under the Articles of Incorporation of SMFG, followings are the maximum amounts of annual cash dividends to preferred shareholders:
   Preferred stock (type 1): 10,500 yen per share
   Preferred stock (type 2): 28,500 yen per share
   Preferred stock (type 3): 13,700 yen per share
   Preferred stock (type 4): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 5): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 6): Amount to be resolved at meeting of the Board of Directors (Max. 300,000 yen per share)

Notes to Non-consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. General and administrative expenses include salaries and related expenses of 1,536 million yen, rent and lease expenses of 296 million yen, and publicity and outsourcing expenses of 573 million yen.

3. Non-operating expenses include interest on borrowings from a subsidiary of 874 million.

Securities

SMFG has no investments in subsidiaries and affiliates that have market value.

Tax Effect Accounting

1. Major components of deferred tax assets as of March 31, 2004 were as follows:

	(Millions of yen)
Deferred tax assets	
Stock of subsidiaries	1,196,650
Net operating loss carryforwards	4,565
Other	17
Subtotal	1,201,234
Valuation allowance	(1,196,650)
Deferred tax assets	4,583
Net deferred tax assets	4,583

2. A reconciliation of the effective income tax rate reflected in the accompanying statement of income to the statutory tax rate for the year ended March 31, 2004 was as follows:

Statutory tax rate	42.05%
[Adjustments]	
Dividends exempted for income tax purposes	(48.45%)
Valuation allowance	7.75%
Other	(0.02%)
Effective income tax rate	1.33%

3. Amendment of deferred tax assets and deferred tax liabilities due to change in income tax rate

With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as "income and liquidation income" in Article 72-12 of the Local Tax Law before the revision, has been expanded to include "amount of added value" and "amount of capital" from the fiscal year starting April 1, 2004. Thus, "amount of added value" and "amount of capital" are excluded from the basis of profit related taxes. As a result, SMFG calculated its deferred tax assets and deferred tax liabilities using the effective statutory tax rate of 42.05% for fiscal 2003 and 40.49% for fiscal 2004 and onward.

Because some local governments decided to apply a higher tax rate than the standard rate to the revised enterprise taxes during this fiscal year, the statutory tax rate for fiscal 2004 and onward increased from 40.49% of fiscal 2003 to 40.69%. The change, however, has no material impact on "Deferred tax assets" and "Income taxes, deferred" of this fiscal year.

Per Share Data

Stockholders' equity per share was 232,550.74 yen.

Net income per share was 3,704.49 yen.
Net income per share (diluted) was 3,690.72 yen.

(Note)
"Net income per share" and "Net income per share (diluted)" are calculated based on the following data.

Net income per share		
Net income	50,505	million yen
Amount not attributed to common stockholders	29,039	million yen
[preferred stock dividends]	[29,039]	million yen
Net income attributed to common stock	21,465	million yen
Average number of common stock during the year	5,794,588	shares
Net income per share (diluted)		
Adjustment for net income	703	million yen
[preferred stock dividends]	[703]	million yen
Increase of number of common stock	212,226	shares
[preferred stock]	[212,226]	shares

Following potentially dilutive securities are not included in calculation of "Net income per share (diluted)" because they do not have dilutive effect:

Preferred stock
- type 2: 100,000 shares outstanding
- type 3: 800,000 shares outstanding
- 1st-12th series type 4: 50,100 shares outstanding
- 13th series type 4: 114,999 shares outstanding

Subscription right for shares: 1 type (1,620 units)

NON-CONSOLIDATED STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS AND OTHER CAPITAL SURPLUS (PROPOSAL)

(Yen)

	Year ended March 31,			
	2004		2003	
Appropriation of unappropriated retained earnings				
Unappropriated retained earnings at end of year		148,300,079,330		130,605,339,692
Retained earnings to be appropriated		46,421,255,200		33,306,812,050
Dividends on preferred stock (type 1)	(10,500 yen per share)	703,500,000	(10,500 yen per share)	703,500,000
Dividends on preferred stock (type 2)	(28,500 yen per share)	2,850,000,000	(28,500 yen per share)	2,850,000,000
Dividends on preferred stock (type 3)	(13,700 yen per share)	10,960,000,000	(13,700 yen per share)	10,960,000,000
Dividends on preferred stock (1st series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (2nd series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (3rd series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (4th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (5th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (6th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (7th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (8th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (9th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (10th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (11th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (12th series type 4)	(135,000 yen per share)	563,625,000	(19,500 yen per share)	81,412,500
Dividends on preferred stock (13th series type 4)	(67,500 yen per share)	7,762,432,500	(3,750 yen per share)	431,250,000
Dividends on common stock	(3,000 yen per share)	17,381,822,700	(3,000 yen per share)	17,385,112,050
Retained earnings carried forward to next year		101,878,824,130		97,298,527,642
Appropriation of other capital surplus				
Other capital surplus at end of year		499,510,883,420		–
Other capital surplus to be appropriated		0		–
Other capital surplus carried forward to next year		499,510,883,420		–